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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
SEC Mail Processing Section
FORM X-17A-5
PART III

FEB 22 2011

SEC FILE NUMBER
8- 49311

FACING PAGE   Washington, DC
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2010 ___ AND ENDING December 31, 2010
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Actinver Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5075 Westheimer, Suite 650

(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Nunn   (713) 885-9843
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Easley, Endres, Parkhill & Brackendorff, P.C.

(Name – *if individual, state last, first, middle name*)

1333 W. Loop South, Suite 1400	Houston	Texas	77027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)
**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Richard Nunn__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Actinver Securities, Inc.__ , as of __December 31__ , 20 __10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Chief Financial Officer
Title

DANIEL EUGENE LEGAYE, JR
Notary Public, State of Texas
My Commission Expires
April 01, 2014

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACTINVER SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2010

C O N T E N T S



CPA & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

January 27, 2011

Board of Directors
ACTINVER SECURITIES, INC.
HOUSTON, TX

We have audited the accompanying statements of financial condition of Actinver Securities, Inc. (the "Company") as of December 31, 2010, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACTINVER SECURITIES, INC. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

EEPB, P.C.

Houston, Texas

1333 W Loop South, Suite 1400 | Houston, TX 77027 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com

An Independent Member of DFK International

ACTINVER SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

CURRENT ASSETS

Cash	$	347,383
Receivable from clearing broker/dealer		2,474,236
Commissions receivable		345,000
Receivable from related party		33,859
Deposits held by clearing brokers, restricted		100,000
Other		203,261
TOTAL CURRENT ASSETS		3,503,739
Property and equipment, net		279,483
TOTAL ASSETS	$	3,783,222

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Commissions payable	$	68,648
Accounts payable and accrued liabilities		173,363
Accounts payable to related party		151,458
Accrued income taxes		145,245
TOTAL CURRENT LIABILITIES		538,714
DEFERRED TAX LIABILITY		88,748

STOCKHOLDER'S EQUITY

Common stock, 100 shares authorized, issued, outstanding, $0.01 par value		1
Additional paid-in capital		567,799
Retained earnings		2,587,960
TOTAL STOCKHOLDER'S EQUITY		3,155,760
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,783,222

The accompanying notes are an integral
part of these financial statements.

ACTINVER SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES

Commission income	$	7,500,493
Other income		266,957
TOTAL REVENUES		7,767,450

EXPENSES

Employee compensation and benefits	2,425,731
Clearing, execution and commission fees	767,051
Revenue sharing fees paid to shareholder	1,323,800
Rent expense	183,680
Communications	49,615
Professional fees	292,326
Other expenses	796,732
TOTAL EXPENSES	5,838,935

INCOME FROM OPERATIONS		1,928,515
PROVISION FOR INCOME TAXES		(687,663)
NET INCOME	$	1,240,852

The accompanying notes are an integral
part of these financial statements.

ACTINVER SECURITIES, INC

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2009	100	$ 1	$ 567,799	$ 3,155,640	$ 3,723,440
Net income	-	-	-	1,240,852	1,240,852
Dividends declared				(1,808,532)	(1,808,532)
BALANCE AT DECEMBER 31, 2010	100	$ 1	$ 567,799	$ 2,587,960	$ 3,155,760

The accompanying notes are an integral
part of these financial statements.

-6-

ACTINVER SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,240,852
Adjustments to net income, for noncash transactions	
Depreciation and amortization	50,212
Net increase or decrease in assets and liabilities	
Commissions receivable	(60,000)
Receivable from related party	85,387
Accounts payable and accrued expenses	(231,216)
Commissions payable	(15,704)
Revenue sharing payable	10,458
Accrued income taxes	(106,825)
Deferred tax liability	10,436
Other assets	(67,127)
NET CASH PROVIDED BY OPERATING ACTIVITIES	916,473
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from cash funds held by clearing broker/dealer	1,165,081
Purchase of property and equipment	(62,446)
NET CASH PROVIDED BY INVESTING ACTIVITIES	1,102,635
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid to stockholder	(1,808,532)
NET CASH USED FOR FINANCING ACTIVITIES	(1,808,532)
NET INCREASE IN CASH AND CASH EQUIVALENTS	210,576
CASH AND CASH EQUIVALENTS, beginning of year	136,807
CASH AND CASH EQUIVALENTS, end of year	$ 347,383
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Income taxes paid	$ 977,206

The accompanying notes are an integral
part of these financial statements.

ACTINVER SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ACTINVER SECURITIES, INC. (the "Company") is a wholly-owned subsidiary of Actinver Holdings, Inc. (the "Parent"). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's management and administrative operations are located in Texas and related sales activities are conducted primarily in Mexico. The Company's customers are primarily individuals and institutions located throughout Mexico.

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred. There was no net realized and unrealized foreign currency loss recorded in 2010. For the purposes of reporting cash flows, the Company has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Cash Equivalents

Money market funds and highly liquid investments, generally government obligations and commercial paper, with an original maturity of three months or less that are not held for sale in the ordinary course of business, if any, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows. From time to time, cash balances exceed federally insured limits at certain financial institutions. The Company has not incurred any losses to date regarding these balances.

Receivables

During the year, the Company received commissions for various trades of securities. The Company's management has not experienced issues collecting any of these commissions and believes the remainder is collectable, thus no allowance has been made.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of five to seven years. Maintenance and repairs are charged to operations as incurred.

Advertising Costs

The Company expenses all advertising and marketing costs as the expenses are incurred. Advertising expense was $21,581 for the year ended December 31, 2010.

Income Taxes

The Company files consolidated Federal and combined state and local tax returns. The Company records its federal and state tax liabilities in accordance with FASB Accounting Standards Codification Topic 740-10, "Accounting for Income Taxes". The Company uses the asset and liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

The Company's deferred tax liability represents the tax effects of taxable temporary differences in book and tax reporting. The taxable temporary differences consist of depreciation methods and lives and the timing of the deduction for certain expenses.

ACTINVER SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2:   TRANSACTIONS WITH CLEARING BROKER/DEALER

The Company's clearing broker/dealer is a national United States clearing broker/dealer. The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

NOTE 3:   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital and net capital requirements of $2,287,403 and $42,249, respectively. The Company's net capital ratio was 0.28 to 1.

NOTE 4:   PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31, 2010:

Telephone equipment	$	37,382
Computer equipment		93,733
Office furniture		144,648
Office equipment		3,808
Leasehold improvements		141,521
		421,092
Accumulated depreciation		(141,609)
Property and equipment, Net	$	279,483

Depreciation and amortization expense for the year ended December 31, 2010 was $50,212.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company entered into a revenue sharing agreement (Agreement) with Actinver Casa de Bolsa, SA de CV ("Actinver Casa de Bolsa"), a related party, on January 1, 2005. The Agreement requires the Actinver Casa de Bolsa to receive 30% of commissions charged and received, net of reasonable expenses, to the referred clients accounts for the handling and execution of securities transactions by the Company. The total amount incurred under the Agreement for the year ended December 31, 2010 was $1,323,800; of which $151,458 is payable as of December 31, 2010.

The Company advances loans to and receives loans from related entities from time to time. At December 31, 2010, the Company was owed $33,859 from related entities.

NOTE 6: INCOME TAXES

The provision for income taxes for the year ended December 31, 2010 is as follows:

Federal	
Current tax expense	$ 635,564
Deferred tax expense	10,436
	646,000
State	
Current tax expense	41,663
Tax expense	$ 687,663

The Company accounts for uncertainty in income taxes in accordance with FASB ASC 740-10, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company did not have unrecognized tax benefits as of December 31, 2010 and does not expect this to change significantly over the next 12 months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense in accordance with ASC 740-10-25. As of December 31, 2010, the Company has not accrued interest or penalties related to uncertain tax positions.

The Company files income tax returns in the U.S. federal jurisdiction and state of Texas. The Company's federal income tax returns for tax years 2007 and beyond remain subject to examination by the Internal Revenue Service. The Company's Texas Gross Margin tax returns for the tax years 2007 and beyond remain subject to examination by the state of Texas.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has entered into operating leases for office space in Houston which expires on March 31, 2019 and in San Antonio which expires on October 31, 2013. Office rent expense for the year was $183,680. Future minimum lease payments due for the years ending December 31 are as follows:

2011	$	173,296
2012		177,140
2013		180,485
2014		172,401
2015		116,380
Thereafter		361,220
Total	$	1,180,922

Security transactions

The Company executes securities transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2010, the Company has not recorded liabilities with regard to the right. During 2010, the Company did not pay the clearing brokers any amounts related to these guarantees. The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 7:   COMMITMENTS AND CONTINGENCIES (*Continued*)

Legal Matters

From time to time, the Company is involved in various claims and lawsuits, both for and against the Company, arising in the normal course of business. Management believes that any financial responsibility that may be incurred in settlement of such claims and lawsuits would not be material to the Company's financial position.

Other

During the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 8:   DEFINED CONTRIBUTION EMPLOYEE BENEFIT PLAN

The Company participates in a qualified 401(k) plan which covers all compensated employees. Employer contributions are discretionary. In 2010, the Company incurred expenses of $17,520 relating to the plan.

NOTE 9:   SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2010. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2010.

SUPPLEMENTAL

INFORMATION



CPA & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED
BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
ACTINVER SECURITIES, INC.
Houston, Texas

We have audited the accompanying financial statements of ACTINVER SECURITIES, INC.
as of and for the year ended December 31, 2010, and have issued our report thereon
dated January 27, 2011. Our audit was conducted for the purpose of forming an
opinion on the basic financial statements taken as a whole. The information contained
in page 15 is presented for purposes of additional analysis and is not a required part of
the basic financial statements, but is supplementary information required by rule 17a-5
under the Securities Exchange Act of 1934. Such information has been subjected to
the auditing procedures applied in the audit of the basic financial statements and, in our
opinion, is fairly stated in all material respects in relation to the basic financial
statements taken as a whole.

EEPB, P.C.

-14-

ACTINVER SECURITIES, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

Net capital:		
Total stockholder's equity	$	3,155,760
Reductions and charges:		
Nonallowable assets:		
Commissions receivable		345,000
Receivable from affiliate		33,859
Deferred tax asset		6,275
Other		203,261
Property and equipment, net		279,483
Total nonallowable assets and charges, net		867,878
Net capital before haircuts on security positions		2,287,882
Haircuts on non-security positions		479
Net capital	$	2,287,403
Aggregate indebtedness		
Accounts payable and accrued expenses	$	173,363
Commissions payable		68,648
Accounts payable to related party		151,458
Deferred tax liability		95,023
Accrued income taxes payable		145,245
Total aggregate indebtedness	$	633,737
Ratio of aggregate indebtedness to net capital		0.28 to 1
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	42,249
Excess net capital	$	2,245,154
Reconciliation with the Company's computation (included in Part II of Form X-17-A-5) as of December 31, 2010		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	2,287,403
Audit adjustments for federal income taxes and other		-
Net capital, per above	$	2,287,403

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

The audit adjustments noted above are the only differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Actinver Securities, Inc. and included in the Company's unaudited Part II A Focus report filing as of December 31, 2010

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Actinver Securities, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2010 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2010.



INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

January 27, 2011

Board of Directors
ACTINVER SECURITIES, INC.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of ACTINVER SECURITIES, INC. ("Actinver") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of International's internal control. Accordingly, we do not express an opinion on the effectiveness of Actinver's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Actinver including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Actinver does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Actinver in any of the following:

1. Making the quarterly securities examinations, accounts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of Actinver is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

1333 W Loop South, Suite 1400 | Houston, TX 77027 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com

An Independent Member of DFK International

practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Actinver has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Actinver's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.



EEPB P.C.
CPAs & BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
ACTINVER SECURITIES, INC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the twelve months ended December 31, 2010, which were agreed to by ACTINVER SECURITIES, INC. ("the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for The Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements record entries and check copies noting no differences;

2. Reconciled the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

-18-

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

Houston, Texas
January 27, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended __December 31__ 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

> 049311   FINRA   DEC
> ACTINVER SECURITIES INC   19*19
> 5075 WESTHEIMER RD STE 650
> HOUSTON TX 77056-5699

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

__Xavier Maza (713) 885-9843__

2. A. General Assessment (item 2e from page 2) $ __13,044.70__

    B. Less payment made with SIPC-6 filed (exclude interest) (__6,855.97__)

    __7-27-2010__
    Date Paid

    C. Less prior overpayment applied (__326.18__)

    D. Assessment balance due or (overpayment) __5,862.55__

    E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

    F. Total assessment balance and interest due (or overpayment carried forward) $ __5,862.55__

    G. PAID WITH THIS FORM
        Check enclosed, payable to SIPC
        Total (must be same as F above) $ __5,862.55__

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

__Actinver Securities, Inc.__
(Name of Corporation, Partnership or other organization)

__Xavier Maza__
(Authorized Signature)

__Designated Principal__
(Title)

Dated the _____ day of _____, 20 ____

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1/1__ 20__10__
and ending __12/31__ 20__10__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,767,448.69

2b. Additions

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions	7,767,448.69

2c. Deductions

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products | 1,782,517.45

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 767,050.79

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$
Enter the greater of line (i) or (ii)	0
Total deductions	2,549,568.24

2d. SIPC Net Operating Revenues	$ 5,217,880.45

2e. General Assessment @ .0025	$ 13,044.70

(to page 1, line 2.A.)

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